Mail Stop 4561

September 11, 2008

VIA USMAIL and FAX (954) 364 - 7276

Mr. Michael Hlavsa
Chief Financial Officer
Fund.Com, Inc.
14 Wall Street, 20th Floor
New York, NY 10005

> **Re:** **Fund.Com, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **File Nos. 333-128415**

Dear Mr. Michael Hlavsa:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief